

Preformed Line Products Annual Report 2001

Dependability,
up and
down the line.

Our Core Markets

Electricity is one of the most valuable of all commodities, and ironically, the one we take most for granted. While demand continues to rapidly expand, power systems around the world are aged and in need of updating, with much of the current infrastructure in the U.S. exceeding 50 years of service.

Global electricity markets are projected to demonstrate steep increases in demand according to the World Energy Council – up 75 percent in the next decade alone, or an average annual rate of 5.8 percent – rapidly outstripping global generation capacity.

Regardless of the generation source, electric power must be either connected to the existing grid or integrated into new micro-grid systems. Through its high-quality and innovative products, Preformed Line Products is uniquely positioned to facilitate the transmission of electric power around the world as new generation is brought on-line and existing infrastructures are modernized.

With popular media outlets giving the communications industry unprecedented airtime recently, everyone is acutely aware of the sector's backlash with respect to over-investing in the late 1990s. However, the rash of stories regarding bankruptcies and slower-than-expected growth rates must be put into proper perspective. The fact remains that the world is in the very early stages of the industry's consolidated product cycle.

New applications for the movement of voice, video, and other data over distance are being introduced at an astounding pace. A variety of delivery methods including local exchange, fiber optics, copper wire, undersea, coaxial cable, and the Internet are being continually advanced to meet surging demand.

For example, compounding new subscribers, existing Internet users are rapidly upgrading connections as access to broadband grows. In 2001, the total number of high-speed Internet subscribers nearly doubled to 11 million. Industry experts expect the number of households with high-speed connections will increase about 50 percent in 2002. That equates to approximately 120,000 new high-speed Internet customers each week.

Cable providers are quickly expanding competitive offerings to keep pace as well. Bundled services including telephone (cable telephony), digital video, interactive TV, and high-speed Internet access are becoming more common than ever before.

By offering a broad product line for copper-based, fiber, and related delivery systems, and providing technologically superior support for them, Preformed Line Products is well positioned to deliver both current and future solutions to the communications and cable television businesses.

FINANCIAL

highlights

thousands of dollars, except per share data

	Year ended December 31	
	2001	2000
Net sales	$196,365	$207,332
Income before income taxes	7,432	17,135
Net income	5,176	11,051
Net income per share basic and diluted	.90	1.91
Shareholders' equity	120,780	123,856
Shareholders' equity per share	20.98	21.47

CONSOLIDATED

net sales

Year	Net sales
01	$196,365
00	$207,332
99	$195,245
98	$216,244
97	$204,644

CONSOLIDATED

net income

Year	Net income
01	$5,176
00	$11,051
99	$10,201
98	$19,006
97	$17,796

To Our Shareholders



Jon R. Ruhlman

The year 2001 was a difficult one. We can hardly claim exclusivity in this regard, but we can take some comfort in the fact that it was a down year for the vast majority of businesses.

Electric utilities continue to be plagued by the uncertainties of deregulation and the uneasiness of not knowing who is going to own what in the future. The result has been that many of our customers have put a hold on major construction projects, doing little more than basic maintenance of existing distribution lines. In the area of communications, as much as we have benefited from the past boom years, we are now facing reduced spending from the current retrenchment. We believe both of these slowdowns – in energy and communications – are only temporary. An improving economy with increasing demand should soon result in more construction.

While challenged by these uncontrollable events, our strategy is to continue focusing on the requirements of our customers and providing exceptional field services. We have found that our customers continue to place high value on high-quality products, especially when linked with competitive prices. PLP continues to provide high-value products and services to its customer base, even as many others scale back in this very important area. We believe the customer recognizes this important PLP difference.

We continue to leverage our solid reputation, brand equity, market expertise, and technical competence by broadening our product lines to our targeted markets. We have focused new product development activities in anticipated high-growth areas such as transmission and fiber cable applications. Also, PLP has developed the new ARMADILLO® Closure product platform to address the massive copper plant base, which will require service and updating for many years to come.

In an atmosphere where many competitors have cut back significantly on direct field support and technical competence, PLP has strengthened its position in these critical areas. While many are more focused on integrating the latest acquisition, PLP is more focused on providing products and services second to none. Simply put, we believe we provide superior products and services. We are the connection our customers can count on.

Our biggest disappointment in 2001 was the performance of our data connectivity products. The general economic downturn combined with the decline in demand for products supporting computer equipment had a significant impact on 2001 sales. During the year, the Company took a $3.1 million pre-tax write-off for its discontinued effort to develop and market domestically local area network hubs and media converters, and to sell its connectivity products directly into the Asia Pacific market.

Consolidated sales for 2001 were down almost $11 million to $196,365,000. Operating income decreased from the previous year's $18,805,000 to $7,571,000. Net income declined to $5,176,000 from 2000's $11,051,000 or $.90 per share compared with $1.91 per share in 2000. Despite this lackluster performance, our financial position remains strong.

At the end of the year, our working capital totaled $45.6 million. Current assets were $83.2 million versus current liabilities of $37.6 million. Shareholders' equity was down slightly from 2000, but still impressive at $120.8 million. Of perhaps the most significance for stockholders was our 33 percent increase in the quarterly dividend declared in April 2001 from $.15 to $.20 per share.

We continue to take a more aggressive approach to our acquisition activity. It is imperative that we become a more compelling vendor to our customer base by expanding the number and types of products that we offer. In the past, the responsibility for acquisitions rested primarily with individuals who also had daily operational responsibilities. It became clear, however, that to accomplish the growth that we seek, we needed to have people dedicated solely to this function. Thus, we have appointed Dennis McKenna to the newly created position of Director of Global Business Development. We now have a team in place that will have acquisition and product line development as its primary responsibility.


Robert G. Ruhlman

During the last half of 2001, we began an in-depth analysis of several manufacturing areas. Streamlining the order-to-ship cycle, rationalization of plant processes and product lines and reduction of material costs were the areas of concentration. Several recommendations from this study will be implemented in 2002.

As 2001 came to a close, we found it necessary to reduce our labor force in the plants and make staff reductions at World Headquarters. In part, this was due to the economic contraction our markets were experiencing, but it was also the natural result of the realization of the full benefits of a number of recent capital expenditure programs. As business levels pick up, we expect to be able to meet the increased demand with a smaller workforce than would previously have been required.

In 2001, we established listing on the NASDAQ (with the ticker symbol of PLPC). Even though this exchange has suffered more than others recently, it is still regarded as the home of technologically sophisticated and contemporary companies. We believe our listing here will increase both our visibility and acceptability to a wider variety of investors. Indeed, our market capitalization at year-end had increased $32 million, creating a 41 percent increase in shareholder value from December 2000.

While the past year was disappointing, when we look at the performance of our peer group, we can take some consolation in the fact that we came through 2001 better than many of our competitors in terms of revenue. Some indications suggest that we have increased market share in both of our core markets, and we have done so as a quality-priced product in an economic downturn. That alone speaks very highly of our products and our people.

We have and will continue to put increased emphasis on customer service and field support. Our customer focus is a very important area of differentiation for us, which has and will continue to allow us to increase market share.

Despite the instability of the economy, the reconstruction of the marketplace and the changes necessary to survive it all, our corporate strategy remains clear and unwavering: To leverage our technical expertise and strong brand recognition by expanding our product offerings in the markets we serve through both internal development and acquisition.



Jon R. Ruhlman
CHAIRMAN



Robert G. Ruhlman
PRESIDENT and CHIEF EXECUTIVE OFFICER



PLP products, patents and technologies give the Company an enviable position for the surge in electrical transmission construction throughout the world.

Energy 2001

Deregulation, consolidation, mergers and acquisitions continued to rule the year 2001 in the super-charged world of the energy industry. This turmoil, abetted by uncertainty and the general economic downturn, led to reduced spending throughout this sector all across the United States.

As utilities merged, consolidated and sold out, there naturally became fewer of them; those that are left are bigger and more demanding than ever. Many of these are investor-owned utilities whose focus is totally on profit and thus on product cost. Additionally, contracts are becoming longer in term posing greater rewards and potentially more risks. There was also a consolidation of distributors through whom the majority of our sales to the energy industry are made. The net effect of all of these events has been the greater need to stand apart and be recognized as a uniquely dependable source of quality products, responsive service and superior technology.

Transmission. Against this backdrop of stress and change, PLP's sales to the transmission market in 2001 were up again over last year. This continued improvement was due in part to the resurgence of transmission construction, which had been neglected throughout much of the past decade, and also in part to our aggressive response to market conditions including marketing partnerships with other manufacturers and the introduction of several new products.

New Products. The CUSHION-GRIP™ Clamp is a new product which has generated a great deal of interest. Competitive in price and comparable in performance to simple clamp and armor, this new product should also benefit from the increasing use of helicopter construction, which puts an understandable premium on speed of assembly. This product offers significant labor savings and a lower installed cost.

Our THERMOLIGN™ family of products, designed for transmission conductors operating at high temperatures, is in position to take advantage of a new, fast-growing market as more and more utilities look for new ways to move increased energy through existing lines.

Our VARI-GRIP® Dead-End, developed for use on large-diameter guy strand, has been produced primarily in Brazil but will now be brought to the United States to capitalize on new opportunities here.

In a joint marketing effort, PLP will be introducing a new line of Conductor Vibration Dampers and twin- and tri-bundle Spacer Dampers in 2002. This cooperative project is typical of the types of initiatives we have introduced to expand our product offerings through marketing partnerships with other companies.

Distribution. Our sales to this market were down slightly from last year due to a slowdown in construction and a general softness in demand. Nevertheless, this in no way diminishes the importance of distribution product sales in our business. Fortunately, we are considered a leading supplier of formed-wire products for this market and are both well-known and well-regarded here.

Consultation. Our reputation in the field of energy, built up over the last half century, has led us into a new area of sales – contract testing and consultation. Our knowledge of overhead conductors, our technological expertise in vibration, our unique base of research in both the laboratory and the field, and our decades of experience in this field under all kinds of climatic conditions have made PLP a rich resource for problem-solving and scenario-testing. We plan to seek additional opportunities in this area, not only to increase revenue, but also to further establish our reputation of leadership.



PLP is a recognized leader in the design and manufacture of products for the distribution of electricity in both large and small towns throughout America.

Communications 2001

The turmoil seen in the energy industry was present as well in the communications market throughout 2001. There are now 2,040 local phone companies in the United States, 928 long-distance companies, 858 cell-phone service providers and 130 sellers of broadband Internet access. Although U.S. communications companies laid off hundreds of thousands of workers last year and slashed spending on equipment to the bone, almost every evening phone call and every other ad in the morning paper seem to be promoting a better phone or Internet access rate. But many of the companies behind these ads, the aggressive Competitive Local Exchange Carriers (CLECs), which had seen their stock prices boom to incredible heights the year before, went completely out of business in 2001.

Against this very competitive backdrop, our unit volume did decrease slightly from last year; however, we were able to achieve price increases on many of our important product families. In addition to this positive price movement, we continued to implement two marketing strategies that strengthened our sales picture, both for last year and for the future. One of these was our development of partnerships with key distributors to the industry. The second was the establishment of a private labeling program which resulted in the sale of hardware that had previously gone to a prime competitor. In addition to these initiatives, we continued to expand the use of our products and solidify relationships with major purchasers.



New products developed for the Communications market are capitalizing on the burgeoning opportunities in this industry.

Last year we began the development of a significant new product which we plan to introduce in 2002 – the GECKO™ Fiber Closure. In addition to its dome design, which is preferred by a strong segment of the market, the GECKO Closure will feature a new sealant technology recognized by our customers as a state-of-the-art system. A new end plate allows accessibility to all cable entries and will accept several fiber drop cables. Other new product introductions created last year for rollout in 2002 include an expanded COYOTE® RUNT Closure, COYOTE® Splice Tray, a FIBERLIGN® Aluminum Support and enhanced SERVISEAL® Closures. Our ARMADILLO® series of closures continues its success in the field, producing strongly favorable trial test results and the growing enthusiasm of our customers.

One of the major developments in 2001 was the installation at our Rogers, Arkansas, plant of our first build-to-order system. In addition to optimizing our lean and efficient manufacturing techniques, this new system permits a reduction of finished inventory together with quicker shipping dates for customized orders. Operated by an internally developed software program, this special system enables the Company to better forecast top-level finished product while maintaining an inventory of only component parts. Orders from customers are built to their specifications and shipped within three days. For both the customer and the Company, it's a win-win situation.

While the CATV industry as a whole was down in 2001, our sales to this market were up in comparison, primarily because of our relationship with one of the more continually dominant forces in this business.

As the Internet continues to grow, and the number of new customers signing on to it daily shows continuous enthusiasm, connection to the underutilized broadband capacity is being viewed as an opportunity. There are an estimated 39 million miles of fiber optic cable installed across the United States, yet reportedly very little of it is in use.

As a result of this underutilized resource and increased consumer interest in high-speed Internet access, the fiber-to-the-home market has become an increasingly changing business. A recent Commerce Department study reports that 54 percent of the population used the Internet in September 2001, up from 33 percent three years ago. More impressive was the finding that each month, over two million people are going on-line for the first time ever.

PLP is continuing to develop proprietary products to address this exciting opportunity for growth. In some applications, network designers have specified a fiber optic closure for every four to six homes to meet the fiber-to-the-home architecture. Products like our COYOTE Closures and new GECKO Fiber Closure are being designed to meet these unique requirements.

Special Industries 2001

Tower/Antenna. Overall, this market was softer than the previous year. Due to the competitive landscape in the cellular phone market, major carriers reduced their dollars spent on communications towers. This year, however, with the increase in cellular phone usage, guyed towers are expected to be constructed in rural areas. The new VARI-GRIP® Dead-End is well-positioned for this market.

Metal Building Products. Sales to this industry were down slightly in 2001. Currently, there appears to be a surplus of unleased commercial warehouse space that could continue to hamper growth in this area. Despite this supply and demand issue, we are examining a marketing relationship that could give us a competitive advantage for gaining market share in 2002.

International Operations 2001

International sales in U. S. dollars for 2001, excluding data communications, were only up slightly from the previous year, but net profit from these operations improved to a greater extent. While most of the world faced the same sort of sluggish economy as did the U.S., some peculiarities – such as the foot-and-mouth disease in Great Britain that led to linemen being kept out of the fields for much of the year – had significant regional impact. We were able to mitigate the effect of the relatively flat sales with significant cost reductions in those countries that were the most severely affected.

Additional profitability growth was also achieved through a shift in business to more profitable products, as well as taking advantage of improving conditions in the developing regions of the world where we operate.

Energy. Sales, for both transmission and distribution, held up well in the Middle East and Latin America, with new business in Australia, China and Southeast Asia contributing significantly to the profit picture.

Fiber optic cable hardware continued to be an important element of business in all markets. As with all energy products, the greatest opportunities in this area are the developing countries, where more transmission lines are being constructed or are being retrofitted with fiber optic communication lines.

Demonstrating our long-term commitment to the international power industry, PLP-South Africa took a leadership role in the 2001 CIGRE technical conference held in South Africa, where industry experts from around the world gathered to develop solutions for the most challenging engineering problems facing the industry.



Our new build-to-order system at our Rogers, Arkansas, plant is cutting costs while simultaneously speeding up delivery to customers.



A major new product, the FibreGuard™ Closure, is slated for introduction to international telecom markets in 2002.

Communications. Sales grew in 2001 and continue to be an ever increasing part of our international business. Although the industry experienced significant slowdowns throughout the world leading to disappointing year-to-year growth for PLP, we made significant progress with new customers that will return long-term benefits. Our development of a new line of fiber optic closure systems, designed specifically for international markets, together with the introduction of our entire communications product line into the vast China market, should have a strong, positive impact on future sales.

As the growth of telecom spreads across the rest of the world, PLP continues to demonstrate its responsiveness to this business by customizing products for the specific needs of our international customers. These efforts included capacity expansion and new methods of fiber management in our closure products for major European customers, as well as new solutions in copper connectivity products for Latin America. A significant new product, the FibreGuard™ Closure, will be introduced to most worldwide markets in 2002 and will include a comprehensive logistical program of supply that will utilize the global resources and strategic locations of our facilities.

Our corporate position of customer responsiveness, driven by our commitment to stay close to our markets, as well as our growing reputation around the world for technical superiority and quality product, allow us to be extremely optimistic for a continuing and robust growth internationally.

SELECTED Financial Data

Thousands of dollars, except per share data

	Years ended December 31				
	2001	2000	1999	1998	1997
NET SALES AND INCOME					
Net sales	$196,365	$207,332	$195,245	$216,244	$204,644
Operating income	7,571	18,805	14,155	27,952	26,287
Income before income taxes	7,432	17,135	14,729	28,464	27,060
Net income	5,176	11,051	10,201	19,006	17,796
PER SHARE AMOUNTS*					
Net income-basic and diluted	$0.90	$1.91	$1.71	$3.10	$2.90
Dividends declared	0.75	0.60	0.60	0.58	0.50
Shareholders' equity	20.98	21.47	20.45	19.91	17.78
OTHER FINANCIAL INFORMATION					
Current assets	$ 83,226	$ 87,783	$ 84,531	$ 84,250	$ 75,217
Total assets	161,186	170,611	159,664	157,717	144,821
Current liabilities	37,646	26,244	24,790	24,002	21,711
Long-term debt	2,341	20,160	14,507	11,110	13,077
Shareholders' equity	120,780	123,856	119,194	121,776	109,079

* Reflects adjustment for two-for-one stock split effected in the form of a 100% stock dividend on June 10, 1998.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In 2001, the general downturn in the economy and the challenges in our industry caused the Company's domestic sales and the resulting gross profit to be lower than the previous year. Selling expenses increased as the Company introduced its data communication product line in the international market. Additionally, the Company wrote off assets, terminated employees and closed locations in an effort to realign the data communication product line. These were the primary reasons that 2001 earnings were below the prior year.

In 2001, the Company's domestic operations generated 58% of the Company's sales and 20% of operating income. Domestic operating income was 1% of sales while foreign operating income was 7% of sales. Domestic operating income as a percentage of sales is lower than the foreign percentage because of (i) lower gross profit of 3 percentage points, (ii) a realignment charge of 2 percentage points, (iii) a higher commission rate on domestic sales approaching 3 percentage points, and (iv) higher expenses at Corporate headquarters for general and administrative and research and development activities of 4 percentage points partially offset by higher domestic other income (primarily royalties) of 6 percentage points.

The Company wrote off assets and recorded severance payments related to realigning its data communications product line during the third quarter ended September 30, 2001. These charges related to abandoning a three-year effort to enter the domestic market for local area network hubs and media converters and re-evaluation of the strategy for penetrating the Asia-Pacific market with its data communication products. As a result of these actions, the Company recorded a pre-tax charge of $3.1 million ($2.0 million after tax) consisting of: $2.0 million of inventory write-offs (included in cost of products sold); $.7 million write down of assets (included in costs and expenses); and $.4 million in severance payments, lease cancellations and related expenses (included in costs and expenses). The Company anticipates annualized savings of approximately $1.0 million from these realignment activities relating primarily to lower employee and occupancy costs. See Note I in the Notes to Consolidated Financial Statements for a detailed discussion of this realignment charge.

Note K in the Notes to Consolidated Financial Statements contains a description of the Company's operations and related financial disclosure for domestic and foreign operations.

2001 Results of Operations Compared to 2000

In 2001, consolidated revenue was $196.4 million, a decrease of $11.0 million, or 5%, from 2000. Domestic revenue decreased $12.5 million, or 10%, primarily as a result of a decrease in volume. The volume decrease is attributable to softness in the domestic market for both the Company's data communication and formed wire products. Although the Company cannot quantify the amount, it believes the events of September 11th exacerbated an already slowing North American economy. The Company's 2001 fourth quarter revenues of $44.3 million were 10% below those of the fourth quarter 2000 and the third quarter 2001. Because of the general economic downturn combined with instability in the energy and communications market sectors, the Company believes improvement in domestic revenue may not be forthcoming until the end of 2002 or early 2003. Foreign revenue increased $1.5 million, or 2%, primarily as a result of higher volumes. The stronger dollar in 2001 had a negative impact of $8.4 million when foreign sales were converted from native currency to U.S. dollars. Excluding the impact of foreign currency, foreign sales would have increased by 12% and consolidated sales would have decreased by only 1%.

Gross profit declined $4.4 million, or 7%, in 2001 compared to 2000. This decrease was primarily attributable to lower sales, including the impact of the stronger dollar. The realignment activities undertaken in the third quarter 2001 and continued efforts in reducing manufacturing costs are expected to improve the gross profit percentage in 2002.

Costs and expenses of $53.5 million increased $6.6 million, or 14% over 2000. Expenses related to the introduction of the Company's data communication products to foreign markets accounted for approximately 57% of this increase while approximately 17% of the increase is the result of the business realignment charge. The rest of the increase is due to general increases including expenses associated with moving a plant in Mexico and fees associated with registering the Company's common shares with the Securities and Exchange Commission and listing the Company's common shares on the NASDAQ. Excluding the impact of the business realignment charge from 2001, the Company expects 2002 costs and expenses to remain flat with 2001.

Royalty income of $2.0 million, decreased $.2 million from 2000 as a result of higher foreign data communication royalty expense.

Operating income of $7.6 million is a decrease of $11.2 million, or 60% from 2000. This decrease was the result of the $4.4 million decrease in gross profit, the increase in cost and expenses of $6.6 million and the $.2 million decrease in royalty income.

Expense of $.1 million included in other income (expense) was a $1.5 million improvement compared to 2000. This improvement is primarily attributable to an increase in earnings of foreign joint ventures of $.5 million, a reduction of interest expense of $.2 million, due to lower interest rates, and the non-recurrence of the $.9 million adjustment in 2000 of accumulated amortization pertaining to the Company's investment in qualified affordable housing project limited partnerships.

In 2001, income before income taxes decreased $9.7 million, or 57%, compared to 2000 as a result of the $11.2 million decrease in operating income offset by the reduction in other expense of $1.5 million.

The effective tax rate in 2001 was 30.4% compared to 35.5% in 2000. The difference in the effective rate is primarily due to the increased profitability of our low tax jurisdiction subsidiaries in 2001. See Note F in the Notes to Consolidated Financial Statements for further discussion of the differences between the statutory tax rate and the effective tax rate.

Overall, net income for 2001 of $5.2 million decreased $5.9 million, or 53% compared to 2000. Earnings per share were $.90 for 2001 compared to $1.91 in 2000. Earnings per share for 2001 would have been $1.25 if the realignment charge was excluded.

2000 Results of Operations Compared to 1999

In 2000, consolidated revenues were $207.3 million, an increase of $12.1 million or 6% over 1999. The impact of volume and price (including mix) was favorable in the domestic market in 2000 and the increase in foreign sales was primarily volume-driven. In 2000, the relatively stronger dollar had a negative impact on sales of $3.3 million when foreign sales were converted from foreign currency to U.S. dollars.

Gross profit improved $5.2 million, or 9%, in 2000 compared to 1999 on a sales increase of 6%. This increase was equally attributable to (i) the elimination of the foundry business that carried a negative gross profit, (ii) the additional sales volume associated with Rack Technologies, and (iii) the increase in sales throughout the world. The stronger dollar resulted in $1.0 million lower gross profit when international operations were translated from foreign currencies to U.S. dollars. As a result of the above, gross profit as a percent of sales improved from 30% in 1999 to 31% in 2000.

Costs and expenses of $46.9 million in 2000 represent a modest increase of $.1 million, or less than 1%, from the $46.8 million incurred in 1999. The stronger dollar resulted in a decrease in costs and expenses of $.7 million and a $.4 million decrease in currency exchange losses reduced costs and expenses by 4% compared to 1999. Offsetting these decreases in expenses was $1.2 million of costs and expenses of Rack Technologies following the acquisition of its assets.

Royalty income in 2000 of $2.2 million decreased $.4 million, or 16% compared to 1999 as a result of lower domestic data communication product royalties.

Operating income for 2000 increased $4.6 million, or 33%, compared to 1999. This increase was a result of the 9% increase in gross profit while costs and expenses and royalty income were relatively flat.

Total other income of $.5 million in 1999 decreased by $2.2 million resulting in total other expense of $1.7 million in 2000. This decrease is comprised primarily of $.6 million lower equity earnings resulting from the depressed markets in Japan, higher interest expense of $.5 million from increased debt and an adjustment of accumulated amortization of approximately $.9 million pertaining to the Company's investment in qualified affordable housing projects limited partnerships.

In 2000, income before income taxes increased $2.4 million compared to 1999 as a result of the $4.6 million increase in operating income offset by the decrease in other income of $2.2 million.

The effective tax rate in 2000 was 35.5% compared to 30.7% in 1999. This difference is primarily the result of the write-down in the partnership investment which is not deductible for tax purposes and higher taxes in Canada as a result of the full utilization of tax credits in 1999. See Note F to the Consolidated Financial Statements for further discussion of the differences between the statutory tax rate and the effective tax rate.

Overall, 2000 net income increased $.9 million, or 8%, from 1999. Earnings per share were $1.91 in 2000 compared to $1.71 in 1999.

Working Capital, Liquidity and Capital Resources

In 2001, net cash generated from operating activities of $17.2 million along with $.8 million in proceeds generated by the sale of property and equipment were used for capital expenditures and business acquisitions of $7.3 million, the payment of dividends of $4.0 million, the reduction of the Company's outstanding debt by $5.5 million and the repurchase of $.2 million of the Company's common shares. After recognizing the effects of exchange rate changes of $2.1 million, cash and cash equivalents decreased $1.1 million in 2001.

Net cash provided by operating activities decreased $6.3 million, or 27% in 2001 compared to 2000. This decrease is primarily due to lower net income of $5.9 million and an increase of $1.8 million in working capital, partially offset by $1.4 million in non-cash items.

Net cash used in investing activities of $6.5 million represents a reduction of $11.7 million from 2000. This reduction is the result of lower capital expenditures in 2001 of $8.2 million and lower business acquisition costs, net of proceeds from the sale of property and equipment of $3.5 million. At December 31, 2001, the Company had open uncompleted purchase commitments for capital equipment of $.9 million. The Company is continually analyzing potential acquisition candidates and business alternatives but has no commitments that would materially impact the operations of the business.

The Company has commitments under operating leases primarily for office and manufacturing space, transportation equipment and computer equipment. See Note E in the Notes to Consolidated Financial Statements for further discussion on the future minimal rental commitment under these leasing arrangements. One such lease is for the Company's present aircraft with a lease commitment through 2005. The Company is scheduled to take delivery of a new aircraft in 2002. Under the terms of the current lease, the Company maintains the risk for the residual value in excess of the market value for the current aircraft. At the present time, the Company believes its risks, if any, to be immaterial as the estimated market value of the current aircraft approximates its residual value. The Company is presently negotiating the lease for the new aircraft and anticipates annual lease expenses to be approximately that of the current lease.

The Company had not completed its evaluation of its long term borrowing requirements by December 31, 2001. As a result, its main credit facility, which matures on December 31, 2002, became current at December 31, 2001. See Note D in the Notes to Consolidated Financial Statements for a more complete discussion of the Company's debt and credit arrangements. Once the Company's evaluation is complete, it may either extend the current facility or pursue a new long-term loan. The Company does not anticipate any difficulties in obtaining renewed financing at a competitive interest rate or meeting scheduled principal and interest payments. Even with the Company's main credit facility becoming current, the Company's financial position remains strong because its current ratio at December 31, 2001, was 2.2:1 compared to 3.3:1 at December 31, 2000. At December 31, 2001, the Company's unused balance under its main credit facility was $29 million and its debt to equity ratio was 13%.

Although the Company believes its existing credit facilities, internally generated funds and ability to obtain additional financing will be sufficient to meet the Company's growth and operating needs for the next 12 months, there are inherent risks related to each of these sources. As discussed earlier, funds generated from continuing operations are contingent upon the general economy remaining flat or improving and the recovery of the energy and telecommunication market sectors in particular.

New Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued the Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities.* On January 1, 2001, the Company adopted this Statement along with its amendments SFAS No. 137 and SFAS No. 138. The impact from the adoption of these Statements was not material to the Company.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations,* and No. 142, *Goodwill and Other Intangible Assets,* effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangibles will continue to be amortized over their useful lives.

The Company will adopt the Statements on accounting for goodwill and other intangible assets as of January 1, 2002. The Company is currently in the process of determining what the effect of these Statements will be on the earnings and financial position of the Company. Goodwill and intangibles are $7.4 million (net of accumulated amortization) at December 31, 2001, while amortization expense for 2001 was $1.8 million. The Company is currently in the process of determining which intangible assets will have a definite versus indefinite life. Upon adoption of these Statements, the Company expects $1.3 million of goodwill amortization expense to cease.

In July 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations,* effective for fiscal years beginning after June 15, 2002. The Statement requires the current accrual of a legal obligation resulting from a contractual obligation, government mandate, or implied reliance on performance by a third party, for costs relating to retirements of long-lived assets that result from the acquisition, construction, development and/or normal operation of the asset. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if it can be reasonably estimated, and a corresponding amount be included as a capitalized cost of the related asset. The capitalized amount will be depreciated over the asset's useful life. The Statement also notes that long-lived assets with an undetermined future life would not require the recognition of a liability until sufficient information is available. The Company does not expect the adoption of this Statement to have a material impact on its financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* effective for fiscal years beginning after December 15, 2001. This Statement supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,* and APB Opinion No. 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events.*

This Statement was issued to establish a single accounting model to address the financial accounting and reporting for the impairment and disposal of long-lived assets. Although this Statement retains many of the provisions of FAS 121, there are a number of changes including the removal of goodwill from its scope. This Statement also retains the basic provision of APB Opinion No. 30. However, for long-lived assets held for sale, this Statement introduces the "components of an entity" (rather than a segment of a business) approach to determine discontinued operations. A "component of an entity" has clearly distinguishable operating and financial reporting practices. Criteria have been established to qualify an asset as held for sale, including the asset being able to be sold immediately, and the asset transfer taking place within one year.

Assets reclassified from held for sale to held for use should be adjusted for depreciation (amortization) expense that ceased when the asset was initially considered held for sale, and the asset value must be measured at the lower of carrying amount (after adjusting for depreciation) or the fair value of the asset when reclassified as held and used. At December 31, 2001, the Company had no long-lived assets being held for disposal or requiring the recording of an impairment charge. The Company does not expect the adoption of this Statement to have a material impact on its financial position and results of operations.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgment and uncertainties, and potentially may result in materially different outcomes under different assumptions and conditions. The Company believes that the critical accounting policies are limited to those that are described below. For a detailed discussion on the application of these and other accounting policies, see Note A in the Notes to Consolidated Financial Statements.

Warranty Reserves:
The Company establishes a warranty reserve when a known measurable potential exposure exists. In addition, such reserves are adjusted for management's best estimate of warranty obligations based on current and historical trends. Should actual product failures, and related costs to correct such product failures differ from management's estimates, revisions to the estimated warranty liability would be required. At December 31, 2001, the Company's warranty reserve was less than $.2 million.

Excess and Obsolescence Reserves:
The Company has provided an allowance for excess inventory and obsolescence based on estimates of future demand and industry trends, which are subject to change. At December 31, 2001, the allowance for excess inventory and obsolescence was 6% of gross inventories. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be necessary.

Sales Returns and Allowances:
The Company records a provision for estimated sales returns and allowances on product and services related sales in the same period as the related revenues are recorded. These estimates are based on historical sales returns and other known factors. At December 31, 2001, these provisions accounted for less than 1% of consolidated net sales for 2001. If future returns do not reflect the historical data the Company uses to calculate these estimates, additional allowances may be required.

Allowance for Doubtful Accounts:
The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Impairment of Long-Lived Assets:
The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of those items. The Company's cash flows are based on historical results adjusted to reflect the best estimate of future market and operating conditions. The net carrying value of assets not recoverable is then reduced to fair value. The estimates of fair value represent the best estimate based on industry trends and reference to market rates and transactions. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets. At December 31, 2001, the Company has not recorded any such impairment charges.

Investments:
The Company accounts for investments in two joint ventures in Japan under the equity method of accounting. The Company records an investment impairment charge when it believes that an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in the investment's current carrying value, thereby possibly requiring an impairment charge in the future.

Quantitative and Qualitative Disclosures About Market Risk

The Company operates manufacturing facilities and offices around the world and uses fixed and floating rate debt to finance the Company's global operations. As a result, the Company is subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations and market risk related to changes in interest rates and foreign currency exchange rates. The Company believes the political and economic risks related to the Company's foreign operations are mitigated due to the stability of the countries in which the Company's largest foreign operations are located. Currently, the Company does not use derivative financial instruments such as interest rate swaps or foreign currency forward exchange contracts to manage the Company's market risks nor does the Company hold derivatives for trading purposes.

The Company is exposed to market risk, including changes in interest rates. The Company is subject to interest rate risk on its variable rate revolving credit facilities, which consisted of borrowings of $16.7 million at December 31, 2001. A 100 basis point increase in the interest rate would have resulted in an increase in interest expense of approximately $196,000 for the year ended December 31, 2001.

The Company's primary currency rate exposures are to foreign denominated debt, intercompany debt and cash and short-term investments. The calculation of potential loss in fair values is based on an immediate change in the U.S. dollar equivalent balances of the Company's currency exposures due to a 10% shift in exchange rates. The potential loss in income before tax is based on the change over a one-year period resulting from an immediate 10% change in currency exchange rates. A hypothetical 10% change in currency exchange rates would have a favorable/unfavorable impact on fair values of $2.3 million and income before tax of $.6 million.

Report of Independent Accountants

To the Shareholders and Board of Directors of
Preformed Line Products Company

In our opinion, the accompanying consolidated balance sheet as of December 31, 2001 and the related statements of consolidated income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Preformed Line Products Company and its subsidiaries at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2000 and for each of the two years then ended were audited by other independent accountants whose report dated February 12, 2001 expressed an unqualified opinion on those statements.

PricewaterhouseCoopers LLP

Cleveland, Ohio
February 15, 2002

Report of Independent Auditors

Shareholders and Board of Directors
Preformed Line Products Company

We have audited the accompanying consolidated balance sheet of Preformed Line Products Company and subsidiaries as of December 31, 2000, and the related statements of consolidated income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Preformed Line Products Company and subsidiaries at December 31, 2000 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Cleveland, Ohio
February 12, 2001

CONSOLIDATED Balance Sheets

Thousands of dollars, except share and per share data

	December 31	
	2001	2000
ASSETS		
Cash and cash equivalents	$ 8,409	$ 9,470
Accounts receivable, less allowance of $813 ($910 in 2000)	29,251	30,839
Inventories – net	38,637	43,648
Deferred income taxes – short-term	3,206	2,501
Prepaids and other	3,727	1,325
TOTAL CURRENT ASSETS	83,230	87,783
Property and equipment – net	54,206	58,743
Investments in foreign joint ventures	9,976	10,148
Deferred incomes taxes – long-term	1,435	1,323
Goodwill, patents and other intangibles – net	7,410	8,077
Other	4,933	4,537
TOTAL ASSETS	$161,190	$170,611

Thousands of dollars, except share and per share data

	December 31	
	2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Notes payable to banks	$ 1,201	$ 1,704
Trade accounts payable	9,560	10,289
Accrued compensation and amounts withheld from employees	3,585	3,292
Accrued expenses and other liabilities	3,890	4,762
Accrued profit-sharing and pension contributions	4,130	2,811
Dividends payable	1,151	865
Income taxes	923	1,976
Current portion of long-term debt	13,198	545
TOTAL CURRENT LIABILITIES	37,638	26,244
Long-term debt, less current portion	2,341	20,160
Deferred income taxes – long-term	431	307
Minority interest	–	44
SHAREHOLDERS' EQUITY		
Common stock - $2 par value, 15,000,000 shares authorized, 5,757,030 and 5,768,086 issued and outstanding, net of 398,618 and 387,562 treasury shares at par, respectively	11,514	11,536
Retained earnings	128,721	127,994
Accumulated foreign currency translation adjustment	(19,455)	(15,674)
TOTAL SHAREHOLDERS' EQUITY	120,780	123,856
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$161,190	$170,611

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED Income

Thousands, except per share data

	Year ended December 31		
	2001	2000	1999
Net sales	$196,365	$207,332	$195,245
Cost of products sold	137,266	143,800	136,917
GROSS PROFIT	59,099	63,532	58,328
Costs and expenses			
Selling	24,924	20,118	19,728
General and administrative	20,815	20,335	20,343
Research and engineering	6,236	5,709	5,514
Other operating expenses	1,568	744	1,170
	53,543	46,906	46,755
Royalty income – net	2,015	2,179	2,582
OPERATING INCOME	7,571	18,805	14,155
Other income (expense)			
Equity in net income of foreign joint ventures	803	335	928
Interest income	685	682	713
Interest expense	(1,427)	(1,608)	(1,067)
Other (expense)	(200)	(1,079)	–
	(139)	(1,670)	574
INCOME BEFORE INCOME TAXES	7,432	17,135	14,729
Income taxes	2,256	6,084	4,528
NET INCOME	$ 5,176	$ 11,051	$ 10,201
Net income per share – basic	$0.90	$1.91	$1.71
Net income per share – diluted	$0.90	$1.91	$1.71
Cash dividends declared per share	$0.75	$0.60	$0.60
Average number of shares outstanding	5,755	5,790	5,975

See notes to consolidated financial statements.

Thousands of dollars, except share and per share data

	Common Shares	Retained Earnings	Accumulated Foreign Currency Translation Adjustment	Total
BALANCE AT JANUARY 1, 1999	$ 12,235	$119,506	$ (9,965)	$121,776
Net income		10,201		10,201
Foreign currency translation adjustment			(3,723)	(3,723)
Total comprehensive income				6,478
Purchase of 288,018 common shares	(576)	(4,906)		(5,482)
Cash dividends declared – $.60 per share		(3,578)		(3,578)
BALANCE AT DECEMBER 31, 1999	11,659	121,223	(13,688)	119,194
Net income		11,051		11,051
Foreign currency translation adjustment			(1,986)	(1,986)
Total comprehensive income				9,065
Purchase of 61,222 common shares	(123)	(812)		(935)
Cash dividends declared – $.60 per share		(3,468)		(3,468)
BALANCE AT DECEMBER 31, 2000	11,536	127,994	(15,674)	123,856
Net income		5,176		5,176
Foreign currency translation adjustment			(3,781)	(3,781)
Total comprehensive income				1,395
Purchase of 11,056 common shares	(22)	(133)		(155)
Cash dividends declared – $.75 per share		(4,316)		(4,316)
BALANCE AT DECEMBER 31, 2001	$ 11,514	$128,721	$ (19,455)	$120,780

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED Cash Flows

Thousands of dollars

	Year ended December 31		
	2001	2000	1999
OPERATING ACTIVITIES			
Net income	$ 5,176	$ 11,051	$ 10,201
Adjustment to reconcile net income to net cash (used in) provided by operations			
Depreciation and amortization	10,320	11,411	9,786
Noncash realignment and impairment charges	2,668	–	1,000
Deferred income taxes	(263)	(838)	325
Equity in earnings of joint ventures – net of dividends received	(618)	103	309
Loss (gain) on sales of property and equipment	(6)	44	1,034
Changes in operating assets and liabilities			
Receivables	1,588	(1,870)	589
Inventories	3,023	561	(5,064)
Trade payables and accruals	297	2,681	(959)
Income taxes	(2,946)	304	166
Other – net	(2,059)	57	(2,004)
NET CASH PROVIDED BY OPERATING ACTIVITIES	17,180	23,504	15,383
INVESTING ACTIVITIES			
Capital expenditures	(6,196)	(14,388)	(13,136)
Business acquisitions	(1,058)	(5,724)	–
Proceeds from the sale of property and equipment	757	1,887	79
NET CASH USED IN INVESTING ACTIVITIES	(6,497)	(18,225)	(13,057)
FINANCING ACTIVITIES			
Increase (decrease) in notes payable to banks	(503)	(1,285)	937
Proceeds from the issuance of long-term debt	17,673	24,443	20,584
Payments of long-term debt	(22,651)	(20,140)	(16,190)
Dividends paid	(4,030)	(3,479)	(3,622)
Purchase of common shares	(155)	(935)	(5,482)
NET CASH USED IN FINANCING ACTIVITIES	(9,666)	(1,396)	(3,773)
Effects of exchange rate changes on cash and cash equivalents	(2,078)	(1,320)	(2,121)
Increase (decrease) in cash and cash equivalents	(1,061)	2,563	(3,568)
Cash and cash equivalents at beginning of year	9,470	6,907	10,475
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 8,409	$ 9,470	$ 6,907

See notes to consolidated financial statements.

Thousands of dollars, except per share data

NOTE A Significant Accounting Policies

Reclassification. Certain amounts in the prior years' financial statements have been reclassified to conform to the presentation of 2001.

Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries where ownership is greater than 50%. All intercompany accounts and transactions have been eliminated upon consolidation.

Investments and Joint Ventures. Investments in joint ventures, where the Company owns at least 20% but less than 50%, are accounted for by the equity method. Dividends received from joint ventures totaled $.2 million in 2001, $.4 million in 2000 and $1.3 million in 1999.

Cash Equivalents. Cash equivalents are stated at fair value and consist of highly liquid investments with remaining maturities of three months or less at the time of acquisition.

Inventories. Inventories are carried at the lower of cost or market.

Debt. The fair value of debt approximates the amounts recorded.

Depreciation and Amortization. Depreciation for the majority of the Company's assets is computed using accelerated methods over the estimated useful lives. The estimated useful lives used are: land improvements, ten years; buildings, forty years; and machinery and equipment, three to ten years; with the exception of personal computers which are depreciated over three years using the straight-line method. Goodwill is amortized by the straight-line method over periods ranging from ten to twenty years. Patents and other intangible assets represent primarily the value assigned to patents acquired with purchased businesses and are amortized using the straight-line method over their useful lives.

Goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review primarily include operations reporting losses or a significant change in the use of an asset. The asset would be considered impaired when the future net undiscounted cash flows estimated to be generated by the asset are less than its carrying value. An impairment loss would be recognized based on the amount by which the carrying value of the asset exceeds its fair value.

Research and Development. Research and engineering costs are expensed as incurred. Company sponsored costs for research and development of new products were $2.6 million in 2001, $2.3 million in 2000 and $2.1 million in 1999.

Foreign Currency Translation. Asset and liability accounts are translated into U.S. dollars using exchange rates in effect at the date of the consolidated balance sheet; revenues and expenses are translated at weighted average exchange rates in effect during the period. Translation gains and losses arising from exchange rate changes on transactions denominated in a currency other than the functional currency are included in income or expense as incurred. Such transactions have not been material. Unrealized translation adjustments are recorded as accumulated foreign currency translation adjustment in shareholders' equity.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

Thousands of dollars, except per share data

Revenue Recognition. Revenue is recognized when products are shipped and title has passed to unaffiliated customers.

Acquisitions. In April 2000, the Company acquired assets and assumed certain liabilities of Rack Technologies Pty. Limited whose results of operations are included in the consolidated financial statements from the date of acquisition. Rack Technologies Pty. Limited has two foreign locations and one domestic location. The Company accounted for this acquisition using the purchase method. The initial cash payment for this acquisition was $5.3 million. Under the terms of the acquisition agreement, the Company was obligated to make an additional payment based on the acquired company's profitability of ongoing operations for the year 2000. The Company made a payment of $.8 million in 2001 for the year 2000 and recorded the payment as goodwill which is being amortized over the remaining life of the original goodwill. Due to the immateriality of the impact on the Company's results of operations, no supplemental pro forma results of operations of Rack Technologies Pty. Limited have been provided for 2000 and 1999.

In addition, during April 2000, the Company acquired the remaining 20 percent minority interest in its subsidiary in China for $.4 million. This subsidiary's net sales and the Company's total investment in this subsidiary were not material.

In December 2001, the Company acquired the remaining 2.4 percent minority interest in its subsidiary in Mexico for $.1 million. This subsidiary's net sales and the Company's total investment in this subsidiary are not material.

New Accounting Pronouncements. The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities.* On January 1, 2001, the Company adopted this Statement along with its amendments SFAS No. 137 and SFAS No. 138. The impact from the adoption of these Statements was not material to the Company.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangibles will continue to be amortized over their useful lives.

The Company will adopt the Statements on accounting for goodwill and other intangible assets as of January 1, 2002. The Company is currently in the process of determining what the effect of these Statements will be on the earnings and financial position of the Company. Goodwill and intangibles are $7.4 million (net of accumulated amortization) at December 31, 2001, while amortization expense for 2001 was $1.8 million. The Company is currently in the process of determining which intangible assets will have a definite versus indefinite life. Upon adoption of these Statements, the Company expects $1.3 million of goodwill amortization expense to cease.

Thousands of dollars, except per share data

In July 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, effective for fiscal years beginning after June 15, 2002. The Statement requires the current accrual of a legal obligation resulting from a contractual obligation, government mandate, or implied reliance on performance by a third party, for costs relating to retirements of long-lived assets that result from the acquisition, construction, development and/or normal operation of the asset. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if it can be reasonably estimated, and a corresponding amount be included as a capitalized cost of the related asset. The capitalized amount will be depreciated over the assets' useful life. The Statement also notes that long-lived assets with an undetermined future life would not require the recognition of a liability until sufficient information is available. The Company does not expect the adoption of this Statement to have a material impact on its financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, effective for fiscal years beginning after December 15, 2001. This Statement supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of* and APB Opinion No. 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business*, and *Extraordinary, Unusual and Infrequently Occurring Events.*

This Statement was issued to establish a single accounting model to address the financial accounting and reporting for the impairment and disposal of long-lived assets. Although this Statement retains many of the provisions of FAS 121, there are a number of changes including the removal of goodwill from its scope. This Statement also retains the basic provision of APB Opinion No. 30. However, for long-lived assets held for sale, this Statement introduces the "components of an entity" (rather than a segment of a business) approach to determine discontinued operations. A "component of an entity" has clearly distinguishable operating and financial reporting practices. Criteria have been established to qualify an asset as held for sale, including the asset being able to be sold immediately, and the asset transfer taking place within one year. Assets reclassified from held for sale to held for use should be adjusted for depreciation (amortization) expense that ceased when the asset was initially considered held for sale, and the asset value must be measured at the lower of carrying amount (after adjusting for depreciation) or the fair value of the asset when reclassified as held and used. At December 31, 2001, the Company had no long-lived assets being held for disposal or requiring the recording of an impairment charge. The Company does not expect the adoption of this Statement to have a material impact on its financial position and results of operations.

Thousands of dollars, except per share data

NOTE B Supplemental Information

INVENTORIES	December 31 2001	2000
Finished products	$ 21,370	$ 20,209
Work-in-process	1,022	1,592
Raw materials	17,885	24,174
	40,277	45,975
Excess of current cost over LIFO cost	(1,640)	(2,327)
	$ 38,637	$ 43,648

The Company uses the last-in, first-out (LIFO) method of determining cost for the majority (approximately $13.8 million in 2001 and $16.5 million in 2000) of its material inventories in the United States. All other inventories are determined by the FIFO method.

PROPERTY AND EQUIPMENT – AT COST	December 31 2001	2000
Land and improvements	$ 6,510	$ 6,623
Buildings and improvements	37,011	36,070
Machinery and equipment	76,108	73,171
Construction in progress	3,571	5,560
	123,200	121,424
Less accumulated depreciation	68,994	62,681
	$ 54,206	$ 58,743

Depreciation of property and equipment was $8.5 million in 2001, $8.4 million in 2000 and $8.0 million in 1999.

GOODWILL AND INTANGIBLE ASSETS	December 31 2001	2000
Goodwill	$ 9,950	$ 9,183
Patents and other intangible assets	7,556	7,339
	17,506	16,522
Less accumulated amortization	10,096	8,445
	$ 7,410	$ 8,077

Amortization of goodwill and intangibles was $1.6 million in 2001, $1.9 million in 2000 and $1.8 million in 1999.

Thousands of dollars, except per share data

NOTE C Pension Plans

Domestic hourly employees of the Company and certain employees of foreign subsidiaries who meet specific requirements as to age and service are covered by defined benefit pension plans. Net periodic benefit cost and obligations of the Company's foreign plans are not material. Net periodic benefit cost for the Company's domestic plan included the following components for the year ended December 31:

	2001	2000	1999
Service cost	$470	$487	$568
Interest cost	544	530	498
Expected return on plan assets	(568)	(569)	(516)
Amortization of the unrecognized transition asset – net	13	13	13
Net periodic benefit cost	$459	$461	$563

The following tables set forth benefit obligations, assets and the accrued benefit cost of the Company's domestic defined benefit plan at December 31:

	December 31	
	2001	2000
Projected benefit obligation at beginning of the year	$8,036	$6,967
Service cost	470	487
Interest cost	545	530
Actuarial (gain) loss	(636)	314
Curtailment	–	(121)
Benefits paid	(151)	(141)
Projected benefit obligation at end of year	$8,264	$8,036
Fair value of plan assets at beginning of the year	$7,501	$7,445
Actual return on plan assets	(539)	197
Employer contributions	535	–
Benefits paid	(151)	(141)
Fair value of plan assets at end of the year	$7,346	$7,501
Benefit obligations in excess of plan assets	(918)	(535)
Unrecognized net loss	859	387
Unamortized transition asset	13	25
Accrued benefit cost	($46)	($123)

In determining the projected benefit obligation, the assumed discount rate was 7.25% for 2001 and 7.50% for 2000, the rate of increase in future compensation levels was 3.5% for 2001 and 4.0% for 2000, and the expected long-term rate of return on plan assets was 7.5% in 2001 and 2000. The Company's policy is to fund amounts deductible for federal income tax purposes. Expense for defined contribution plans was $2.6 million in 2001 and $2.5 million in 2000 and 1999.

Thousands of dollars, except per share data

NOTE D Debt and Credit Arrangements

	December 31 2001	2000
SHORT-TERM DEBT		
Secured Notes		
Chinese Rmb denominated at 6.39% – 7.029%	$ –	$ 785
Other short-term debt at 6.0% to 12%	–	41
Unsecured short-term debt		
US $ denominated at 2.87%	1,170	878
Other short-term debt at 4.12 to 5.82%	31	–
Current portion of long term debt	13,198	545
Total short-term debt	14,399	2,249
LONG-TERM DEBT		
Revolving credit agreement	11,000	17,400
Australian dollar denominated term loans (A$4,000 and A$3,000), at 7.3 to 7.46% currently, due annually 2002-2005	2,227	2,141
Brazilian Reais denominated term loan (R$3,206) at 11.8%, due 2002-2003	1,262	–
Other loans in various denominations, currently ranging from 4.0 to 6.0%, due 2002-2005	1,050	1,164
Total long-term debt	15,539	20,705
Less current portion	(13,198)	(545)
	2,341	20,160
Total debt	$16,740	$22,409

The revolving credit agreement makes $40 million available through December 31, 2002, at an interest rate of the lower of the lender's prime rate, 1/2% above the London interbank rate (LIBOR) or the lender's cost of funds plus 1/2%. The effective rate at December 31, 2001, was 2.25%. The revolving credit agreement contains among other provisions, requirements for maintaining levels of working capital and net worth. Under the most restrictive of the convenants, approximately $48.2 million of net worth (exclusive of accumulated foreign currency translation adjustment) was available for payment of dividends as of December 31, 2001.

Aggregate maturities of long-term debt during the next five years are as follows: 2002, 13.2 million; 2003, $1.4 million; 2004, $.7 million; 2005, $.2 million and 2006, $0 million.

Interest paid was $1.3 million in 2001, $1.6 million in 2000 and $1.1 million in 1999.

Thousands of dollars, except per share data

NOTE E Leases

The Company has commitments under operating leases primarily for office and manufacturing space, transportation equipment and computer equipment. Rental expense was $1.4 million in 2001, $1.3 million in 2000, and $1.0 million in 1999, respectively. Future minimum rental commitments having non-cancelable terms exceeding one year are $1.2 million in 2002, $.9 million in 2003, $.8 million in 2004, $.7 million in 2005, $.2 million in 2006 and an aggregate $9.7 million thereafter.

NOTE F Income Taxes

The provision for income taxes is based upon income before tax for financial reporting purposes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax bases of assets and liabilities and their carrying value for financial statement purposes. In estimating future tax consequences, the Company considers anticipated future events, except changes in tax laws or rates, which are recognized when enacted.

Income before income tax consists of the following:

	2001	2000	1999
United States	$ 1,428	$ 6,617	$ 5,965
Foreign	6,004	10,518	8,764
Total	$ 7,432	$17,135	$14,729

The components of income tax expense are as follows:

	2001	2000	1999
Current:			
Federal	$ 716	$ 2,753	$ 1,117
Foreign	1,458	3,662	2,096
State and local	345	507	990
	2,519	6,922	4,203
Deferred:			
Federal	(511)	(575)	(212)
Foreign	324	(178)	568
State and local	(76)	(85)	(31)
	(263)	(838)	325
	$ 2,256	$ 6,084	$ 4,528

Thousands of dollars, except per share data

The differences between the provision for income taxes at the U.S. statutory rate and the tax shown in the Statements of Consolidated Income are summarized as follows:

	2001	2000	1999
Tax at statutory rate of 35%	$ 2,603	$ 5,996	$ 5,155
State and local taxes, net of federal benefit	175	274	696
Non-deductible expenses	344	604	926
Non-U.S. tax rate variances net of foreign tax credits	(962)	(890)	(1,523)
Other, net	96	100	(726)
	$ 2,256	$ 6,084	$ 4,528

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets (liabilities) at December 31 are as follows:

	2001	2000
Deferred tax assets:		
Accrued compensation benefits	$ 696	$ 885
Depreciation and other basis differences	1,717	1,076
Inventory obsolescence	770	550
Allowance for doubtful accounts	284	310
Benefit plans reserves	657	503
Other accrued expenses	517	500
Gross deferred tax assets	$4,641	$3,824
Deferred tax liabilities:		
Depreciation and other basis differences	(431)	(307)
Inventory	(382)	–
Other	(228)	(180)
Gross deferred tax liabilities	(1,041)	(487)
Net deferred tax assets	$3,600	$3,337

The Company has not provided for U.S. income taxes or foreign withholding taxes on undistributed earnings of foreign subsidiaries which are considered to be indefinitely reinvested in operations outside the U.S. The amount of such earnings was approximately $38 million at December 31, 2001. If distributed, the earnings would be subject to withholding taxes but would be substantially free of U.S. income taxes.

Income taxes paid, net of refunds, were $4.7 million in 2001, $6.2 million in 2000, and $4.8 million in 1999.

NOTE G Stock Options

The 1999 Stock Option Plan (Plan) provides for granting of 300,000 options to buy common shares of the Company to key employees at not less than fair market value of the shares on the date of grant. At December 31, 2001, there were 300,000 shares reserved for the Plan. Under the Plan, options vest 50% after one year following the date of the grant, 75% after two years, 100% after three years and expire from five to ten years from the date of grant.

In 2000, 155,000 options were granted at exercise prices of $15.125 and $16.638 per share for a weighted average price of $15.32 per share. In 2001, 12,000 options were granted at an exercise price of $15.00 per share. All options were outstanding as of December 31, 2001. All 77,500 of exercisable options as of December 31, 2001, relate to 2000 grants. The weighted average remaining contractual life of options granted in 2001 and 2000 were 9.3 years and 7.5 years, respectively. No options have been forfeited or exercised in 2001 and 2000.

As permitted under Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), the Company applies the intrinsic value based method prescribed in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, to account for stock options granted to employees to purchase common shares. Under this method, compensation expense is measured as the excess, if any, of the market price at the date of grant over the exercise price of the options. No compensation expense has been recorded.

SFAS 123 requires pro forma disclosure of the effect on net income and earnings per share when applying the fair value method of valuing stock-based compensation. If the fair value method to measure compensation cost for the Company's stock compensation plan had been used, the Company's net income would have been reduced by $.04 million in 2001 ($.01 per share) and $.5 million in 2000 ($.09 per share). For purposes of this pro forma disclosure, the estimated fair value of the options is amortized ratably over the vesting period.

Disclosures under the fair value method are estimated using the Black-Scholes option-pricing model with the following assumptions:

	2001	2000
Risk-free interest rate	5.50%	5.88%
Dividend yield	3.74%	3.97%
Expected life	10 years	5 years
Expected volatility	29.5%	25.6%

Thousands of dollars, except per share data

NOTE H Computation of Earnings Per Share

	2001	2000	1999
Numerator			
Net income	$ 5,176	$11,051	$10,201
Denominator			
Determination of shares			
Weighted average common shares outstanding	5,755	5,790	5,975
Dilutive effect – employee stock options	–	–	–
Diluted weighted average common shares outstanding	5,755	5,790	5,975
Earnings per common share			
Basic	$0.90	$1.91	$1.71
Diluted	$0.90	$1.91	$1.71

NOTE I Business Realignment Charge

During the third quarter ended September 30, 2001, the Company recorded business realignment charges to write off assets and to record severance payments related to its data communications product line. These charges included abandoning a three-year effort to expand into the market for local area network hubs and media converters and revaluation of the strategy for penetrating the Asia-Pacific market with its data communication products. The Company incurred a pre-tax charge of $3.1 million for these activities. An analysis of the business realignment charges recorded in the Statements of Consolidated Income as of December 31, 2001, and the amount accrued in the Consolidated Balance Sheet at December 31, 2001, are as follows:

	Realignment Charges	Cash Payments	Accrual Balance
Write-off inventories included in Cost of products sold	$1,988	$ –	$ –
Severance and other related expenses included in Costs and expenses	453	453	–
Impaired assets and goodwill included in Costs and expenses	680	–	–
Pre-tax charge	$3,121	$ 453	$ –

Impaired assets and goodwill include the write-off of goodwill recorded at the time certain assets were acquired and related to the abandoned product offerings for the local area network hubs and media converter markets. Severance and other related costs include the reduction of approximately 20 employees. The severance and other related costs include payment for severance, earned vacation, costs of exiting leased office space and other contractual obligations.

NOTE J Asset Impairment

In 1999, the Company recorded a $1.0 million impairment charge related to its foundry business located in Birmingham, Alabama. This impairment charge is reflected in the Statements of Consolidated Income for the year ended December 31, 1999, in Cost of products sold. In February 2000, the Company sold certain long-lived assets as well as operating assets located at this facility to a third party.

NOTE K Business Segments

The Company designs, manufactures and sells hardware employed in the construction and maintenance of telecommunications, energy and other utility networks. Principal products include cable anchoring and control hardware, splice enclosures and devices which are sold primarily to customers in North and South America, Europe and Asia.

The Company's segments are based on the way management makes operating decisions and assesses performance. The Company's operating segments are domestic and foreign operations. The accounting policies of the operating segments are the same as those described in Note A. No individual foreign country accounted for 10% or more of the Company's revenues or assets for the years presented. It is not practical to present revenues by product line by segments.

Thousands of dollars, except per share data

	2001	2000	1999
Net sales			
Domestic	$113,308	$125,764	$123,228
Foreign	83,057	81,568	72,017
Total net sales	$196,365	$207,332	$195,245
Intersegment sales			
Domestic	$ 4,177	$ 4,996	$ 3,490
Foreign	597	732	427
Total intersegment sales	$ 4,774	$ 5,728	$ 3,917
Operating income			
Domestic	$ 1,532	$ 8,535	$ 5,485
Foreign	6,039	10,270	8,670
	7,571	18,805	14,155
Equity in net income of joint ventures	803	335	928
Interest income			
Domestic	254	58	124
Foreign	431	624	589
	685	682	713
Interest expense			
Domestic	(953)	(1,206)	(642)
Foreign	(474)	(402)	(425)
	(1,427)	(1,608)	(1,067)
Other (expense)	(200)	(1,079)	–
Income before income taxes	$ 7,432	$ 17,135	$ 14,729
Identifiable assets			
Domestic	$ 85,934	$ 97,905	$ 95,051
Foreign	65,280	62,558	55,378
	151,214	160,463	150,429
Corporate	9,976	10,148	9,235
Total assets	$161,190	$170,611	$159,664
Long-lived assets			
Domestic	$ 55,667	$ 59,852	$ 52,236
Foreign	20,858	21,653	21,339
	$ 76,525	$ 81,505	$ 73,575
Expenditure for long-lived assets			
Domestic	$ 3,666	$ 9,571	$ 8,463
Foreign	2,530	4,817	4,673
	$ 6,196	$ 14,388	$ 13,136
Depreciation and amortization			
Domestic	$ 7,905	$ 9,302	$ 7,284
Foreign	2,415	2,109	2,502
	$ 10,320	$ 11,411	$ 9,786

Transfers between geographic areas are generally above cost and consistent with rules and regulations of governing tax authorities. Corporate assets are equity investments in joint ventures.

NOTE L Quarterly Financial Information (Unaudited)

	Three months ended			
	March 31	June 30	Sept. 30	Dec. 31
2001				
Net sales	$50,073	$52,863	$49,127	$44,302
Gross profit	15,019	17,172	13,518	13,390
Income before income taxes	2,081	3,960	184	1,207
Net income	1,121	2,870	158	1,027
Net income per share, basic and diluted	$0.19	$0.50	$0.03	$0.18
2000				
Net sales	$49,820	$54,988	$53,353	$49,171
Gross profit	14,871	16,938	16,102	15,621
Income before income taxes	3,684	5,103	4,414	3,934
Net income	2,831	3,097	2,679	2,444
Net income per share, basic and diluted	$0.49	$0.53	$0.46	$0.43

Third quarter 2001 includes a business realignment charge of $2.0 million ($.35 per share). See footnote I in the Notes to Consolidated Financial Statements for further discussion of this business realignment charge.

Market for Registrant's Common Share and Related Shareholder Matters

The Company's Common Shares are traded on NASDAQ under the trading symbol "PLPC." As of March 12, 2002, the Company had approximately 230 Shareholders of record. The following table sets for the periods indicated (i) the high and low closing sale prices per share of the Company's Common Shares as reported by the NASDAQ and the over-the-counter market (OTC) under the symbol "PLIN" and (ii) the amount per share of cash dividends paid by the Company. The Company's Common Shares began trading on the NASDAQ on September 18, 2001. The OTC Common Share price history below is based on the high and low selling price as quoted by McDonald Investments, Inc., a market maker for the Company's Common Shares. The quotations do not reflect adjustments for retail mark-ups, mark-downs or commissions and may not necessarily reflect actual transactions.

While the Company expects to continue to pay dividends of a comparable amount in the near term, the declaration and payment of future dividends will be made at the discretion of the Company's Board of Directors in light of then current needs of the Company. Therefore, there can be no assurance that the Company will continue to make such dividend payments in the future.

	2001			2000		
Quarter	High	Low	Dividend	High	Low	Dividend
First	$17.25	$13.00	$0.15	$16.50	$13.25	$0.15
Second	22.00	13.88	0.20	19.00	14.00	0.15
Third	21.00	17.00	0.20	18.00	15.00	0.15
Fourth	19.50	14.50	0.20	16.75	13.50	0.15

This report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding the Company, including those statements regarding the Company's and management's beliefs and expectations concerning the Company's future performance or anticipated financial results, among others. Except for historical information, the matters discussed in this report are forward-looking statements that involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. Among other things, factors that could cause actual results to differ materially from those expressed in such forward-looking statements include the strength of the economy and demand for the Company's products, increases in raw material prices, the Company's ability to identify, complete and integrate acquisitions for profitable growth, and other factors described under the headings "Cautionary Statement With Respect to Forward-Looking Statements" and "Risk Factors" in Amendment No.3 to the Company's Form 10 filed with the SEC on August 24, 2001. The Form 10 and the Company's other filings with the SEC can be found on the SEC's Web site at http://www.sec.gov. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

PLP's Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2001, is available without cost to shareholders upon written request to PLP at the corporate headquarters.

Corporate Information

Directors

JON R. RUHLMAN
Chairman

ROBERT G. RUHLMAN
President and
Chief Executive Officer

FRANK B. CARR
Private Investor

JOHN D. DRINKO
Attorney
Baker & Hostetler LLP

WILBER C. NORDSTROM
Consultant

BARBARA P. RUHLMAN

RANDALL M. RUHLMAN
President
Ruhlman Motor Sports

Officers

JON R. RUHLMAN
Chairman

ROBERT G. RUHLMAN
President and
Chief Executive Officer

JON BARNES
Vice President
Marketing and Sales

ERIC R. GRAEF
Vice President
Finance and Treasurer

WILLIAM H. HAAG III
Vice President
International Operations

ROBERT C. HAZENFIELD
Vice President
Research and Engineering

MICHAEL S. PEZO
Vice President
Manufacturing

ROBERT L. WEBER
Vice President
Employee Relations

J. RICHARD HAMILTON
Secretary

Domestic Plant Locations

Arkansas
Rogers

North Carolina
Albemarle
Charlotte

Subsidiaries

Superior Modular Products
Asheville, North Carolina

International Operations

Subsidiaries

Australia
Preformed Line Products (Australia) Ltd.
Rack Technologies Pty. Ltd.
Sydney, Australia

Brazil
PLP-Produtos Para Linhas Preformados Ltd.
Sao Paulo, Brazil

Canada
Preformed Line Products (Canada) Ltd.
Cambridge, Ontario, Canada

China
Beijing PLP Conductor Line Products Co., Ltd.
Beijing, China

Mexico
Preformados de Mexico S.A. de C.V.
Querétaro, Mexico

South Africa
Preformed Line Products (South Africa) Pty. Ltd.
Pietermaritzburg, Natal
Republic of South Africa

Spain
APRESA—PLP Spain, S. A.
Sevilla, Spain

United Kingdom
Preformed Line Products (Great Britain) Ltd.
Andover, Hampshire, England

BBR Systems Ltd.
Glenrothes Fife, Scotland

Joint Ventures

Japan
Japan PLP Company, Ltd.
Tokyo, Japan

Toshin Denko Kabushiki Kaisha
Osaka, Japan

Auditors

PricewaterhouseCoopers LLP

Registrar & Transfer Agent

National City Bank
Corporate Trust Department
629 Euclid Avenue
Room 635
Cleveland, Ohio 44114

Mailing Address:
P.O. Box 92301
Cleveland, Ohio 44193-0900

Common Shares

PLP common shares are traded on the
NASDAQ National Market
under the ticker symbol: PLPC

Corporate Headquarters

Preformed Line Products Company
(an Ohio Corporation)
660 Beta Drive
Mayfield Village, Ohio 44143

Mailing Address:
P.O. Box 91129
Cleveland, Ohio 44101

Telephone: 440.461.5200
FAX: 440.442.8816
Web Site: www.preformed.com
E-mail: inquiries@preformed.com

If you would like to receive an electronic copy of this or future Annual Reports of Preformed Line Products, go to www.preformed.com, click Investor Relations and follow the instructions; or e-mail us at inquiries@preformed.com.


ISO 9001
CERTIFIED



Preformed Line Products Company

660 Beta Drive
Mayfield Village, Ohio 44143

Mailing Address:
P.O. Box 91129
Cleveland, Ohio 44101

Web Site:
www.preformed.com

E-Mail:
inquiries@preformed.com